Integra Resources Corp.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine-Month Periods Ended

September 30, 2019 and 2018

Expressed in Canadian Dollars

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim condensed consolidated financial statements of Integra Resources Corp. are the responsibility of the management and Board of Directors of the Company.

The unaudited interim condensed financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

"George Salamis" (signed)	"Andrée St-Germain" (signed)
George Salamis, President and CEO	Andrée St-Germain, CFO

NOTICE TO READER

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared by and are the responsibility of management. The unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2019 and 2018 have been reviewed by the Company's auditors.

Integra Resources Corp.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine-Month Periods Ended

September 30, 2019 and 2018

Integra Resources Corp.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	September 30, 2019	December 31, 2018
	$	$
Assets
Current Assets
Cash and cash equivalents (Note 5)	14,384,015	15,420,540
Receivables and prepaid expenses (Note 6)	667,735	502,794
Total Current Assets	15,051,750	15,923,334
Long-Term Deposits (Note 6)	21,121	432,906
Restricted Cash (Note 7)	1,961,051	2,267,778
Property, Plant and Equipment (Note 8)	764,803	767,197
Right-of-Use Assets (Note 9)	824,542	1,013,608
Exploration and Evaluation Assets (Note 10)	57,044,731	58,422,192
Total Assets	75,667,998	78,827,015
Liabilities
Current Liabilities
Trade and other payables (Note 12)	1,979,978	1,204,514
Current reclamation and remediation liability (Note 15)	2,222,770	2,289,740
Promissory note liability (Note 13)	4,465,933	4,377,974
Current capital lease liability (Note 9)	240,798	241,645
Due to related parties (Note 11)	218,111	473,970
Total Current Liabilities	9,127,590	8,587,843
Long-Term Capital Lease Liability (Note 9)	657,094	801,649
Reclamation and Remediation Liabilities (Note 15)	37,924,691	39,858,960
Total Liabilities	47,709,375	49,248,452
Shareholders' Equity
Share Capital (Note 16)	73,742,656	61,709,371
Reserves	4,599,375	3,554,104
Accumulated Other Comprehensive (Loss) Income	(471,387)	11,860
Accumulated Deficit	(49,912,021)	(35,696,772)
Total Equity	27,958,623	29,578,563
Total Liabilities and Equity	75,667,998	78,827,015

Nature of Operations (Note 1) and Going Concern (Note 2); Commitments and Contingencies (Note 14); Subsequent Events (Note 19)

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 29, 2019. They are signed on the Company's behalf by:

"Stephen de Jong" , Director	"Anna Ladd-Kruger" , Director

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

	Three-Month Periods		Nine-Month Periods
	Ended September 30,		Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Operating Expenses
General and Administrative Expenses
Depreciation - Property, plant and equipment (Note 8)	(48,531)	(30,514)	(137,287)	(65,492)
Depreciation - Right-of-use assets (Note 9)	(64,380)	-	(193,291)	-
Compensation and benefits	(571,147)	(295,593)	(1,739,474)	(1,288,137)
Corporate development and marketing	(256,370)	(165,548)	(570,841)	(549,203)
Office and site administration expenses	(209,125)	(151,131)	(488,958)	(487,294)
Professional fees	(49,615)	(26,838)	(181,494)	(239,772)
Regulatory fees	(32,925)	(13,842)	(117,431)	(52,299)
Stock-based compensation (Note 16)	(384,731)	(430,112)	(1,045,271)	(1,132,118)
	(1,616,824)	(1,113,578)	(4,474,047)	(3,814,315)

Exploration and Evaluation Expenses (Note 10)	(3,823,766)	(3,989,960)	(8,812,386)	(7,672,460)
Operating Loss	(5,440,590)	(5,103,538)	(13,286,433)	(11,486,775)
Other Income (Expense)
Interest income	56,586	9,985	169,121	110,976
Capital lease interest expenses (Note 9)	(20,924)	-	(67,490)	-
Rent income - sublease (Note 9)	25,500	-	64,500	-
Reclamation accretion expenses (Note 15)	(307,992)	(347,955)	(930,175)	(1,028,643)
Foreign exchange income (loss)	38,881	(511,947)	(164,772)	854,958
Total Other Income (Expense)	(207,949)	(849,917)	(928,816)	(62,709)
Net Loss	(5,648,539)	(5,953,455)	(14,215,249)	(11,549,484)
Other Comprehensive Income (Loss)
Foreign exchange translation	194,973	146,079	(483,247)	(157,582)
Other Comprehensive Income (Loss)	194,973	146,079	(483,247)	(157,582)
Comprehensive Loss	(5,453,566)	(5,807,376)	(14,698,496)	(11,707,066)
Net Loss Per Share (Note 18)
- basic and diluted	(0.07)	(0.11)	(0.18)	(0.21)
Weighted Average Number of Shares (000's)
- basic and diluted (000's)	82,741	56,065	79,138	56,053

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars, except share numbers)

	Share Capital		Reserves
	Number of Shares	Amount	Options	Warrants	Accumulated Other Comprehensive Income (Loss)	Deficit	Total

Balance at December 31, 2017	56,020,074	$45,885,834	$1,143,382	$844,000	$116,939 -	$(20,888,933)	$27,101,222
Share-based payments - warrants exercised	44,837	49,054	-	(10,942)	-	-	38,112
Share-based payments - options	-	-	1,132,118	-	-	-	1,132,118
Other comprehensive loss	-	-	-	-	(157,582)	-	(157,582)
Net loss	-	-	-	-	-	(11,549,484)	(11,549,484)
Balance at September 30, 2018	56,064,911	45,934,888	2,275,500	833,058	(40,643)	(32,438,417)	16,564,386

Balance at December 31, 2018	77,307,511	61,709,371	2,721,046	833,058	11,860	(35,696,772)	29,578,563
Share issued for cash	14,490,696	12,461,999	-	-	-	-	12,461,999
Share issue cost	-	(428,714)	-	-	-	-	(428,714)
Share-based payments - options	-	-	1,045,271	-	-	-	1,045,271
Other comprehensive loss	-	-	-	-	(483,247)	-	(483,247)
Net loss	-	-	-	-	-	(14,215,249)	(14,215,249)
Balance at September 30, 2019	91,798,207	$73,742,656	$3,766,317	$833,058	$(471,387)	$(49,912,021)	$27,958,623

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Nine-Month Periods Ended
	September 30, 2019	September 30, 2018
	$	$
Operations
Net loss	(14,215,249)	(11,549,484)

Adjustments to reconcile net income (loss) to cash flow from operating activities:
Depreciation - Property, plant and equipment	137,287	65,492
Depreciation - Right-of-use assets (Note 9)	193,291	-
Capital lease interest expenses (Note 9)	67,490	-
Reclamation accretion expenses	930,175	1,028,643
Reclamation expenditures (Note 15)	(1,695,223)	(1,623,021)
Unrealized foreign exchange loss (gain) on foreign exchange	68,615	(692,134)
Share-based payment	1,045,271	1,132,118
Net change in non-cash working capital items:
Receivables, prepaid expenses and other assets	240,886	106,521
Capital lease liabilities	(69,240)	-
Trade and other payables	764,137	463,578
Due to related parties	(255,859)	(205,822)
Cash flow used in operating activities	(12,788,419)	(11,274,109)
Investing
Additions to property, plant and equipment	(145,230)	(733,965)
Short and long-term investments (Note 7)	240,884	1,689,441
Property acquisition costs	(350,470)	(2,877,607)
Cash flow used in investing activities	(254,816)	(1,922,131)
Financing
Issuance of common shares	12,461,999	-
Issuance of common shares - warrants (Note 16)	-	38,112
Share issue costs	(312,231)	-
Capital lease principal payments (Note 9)	(143,058)	-
Cash flow provided by financing activities	12,006,710	38,112
Decrease in cash and cash equivalents	(1,036,525)	(13,158,128)
Cash and cash equivalents at beginning of period	15,420,540	16,660,293

Cash and cash equivalents at end of period	14,384,015	3,502,165

Supplemental disclosure of non-cash activities in Note 17

The accompanying notes are an integral part of these consolidated financial statements.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

1.   NATURE OF OPERATIONS

Integra Resources Corp. ("Integra" or the "Company"), formerly Mag Copper Limited, was incorporated on April 15, 1997 as Berkana Digital Studios Inc.  On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on March 31, 2005, the Company changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd.  The amalgamated company continued to operate as Fort Chimo Minerals Inc.  On June 14, 2011, the Company changed its name to Mag Copper Limited and on August 11, 2017, the Company changed its name to Integra Resources Corp.

The Company's head office, principal address and registered and records office is 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6.

The Company trades on the TSX Venture under the trading symbol "ITR". The Company is listed on the OTCQX under the trading symbol "IRRZF".

Integra is a development stage company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits ("DeLamar" or the "DeLamar Project") in the heart of the historic Owyhee County mining district in south western Idaho. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of feasibility level studies designed to advance the DeLamar Project towards a potential construction decision.

2.   BASIS OF PREPARATION

2.1 Going Concern of Operations

These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis and do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations.  Such adjustments could be material.  As at September 30, 2019, the Company had working capital surplus of $5,924,160 (December 31, 2018 - $7,335,491 working capital surplus), had not yet achieved profitable operations, had accumulated losses of $49,912,021  (December 31, 2018 - $35,696,772) and expects to incur future losses in the development of its business, all of which could impact the Company's ability to continue as a going concern.

The Company has a need for equity capital and financing for working capital and exploration and development of its properties. Because of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and/or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. These conditions raise material uncertainty that may cast significant doubt as to the ability of the Company to continue operating as a going concern.

The Company is in the process of exploring its properties and has not yet determined whether these properties contain economically recoverable reserves.  The continued operations of the Company and the amounts recoverable on these properties are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the financing to complete the necessary exploration and development of such property and upon attaining future profitable production or proceeds from disposition of the properties.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

2.   BASIS OF PREPARATION (continued)

2.1 Going Concern of Operations (continued)

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, unregistered claims, and non-compliance with regulatory and environmental requirements.

2.2 Statement of Compliance

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards ("IAS") 34 'Interim Financial Reporting' ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These unaudited interim condensed consolidated financial statements were authorized by the Board of Directors of the Company on November 29, 2019.

2.3 Basis of Presentation

These unaudited interim condensed consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company's December 31, 2018 audited consolidated annual financial statements.

Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency of the Canadian parent company and its Canadian subsidiary is the Canadian dollar.  The functional currency of the Company's two US subsidiaries is the US dollar.  The presentation currency of the Company is the Canadian dollar.

Foreign currency transactions and balances

Foreign currency transactions should be recorded initially at the exchange rates prevailing at the transactions' dates. At each subsequent reporting period:

  Foreign currency monetary items should be reported at the closing rate at the date of the statement of financial position;
  Non-monetary items carried at historical rates should be reported at the transactions' dates;
  Non-monetary items carried at fair value should be reported at the rates that existed when the fair values were determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net income, with one exception. Exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in net income as part of the gain or loss on sale.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

2.   BASIS OF PREPARATION (continued)

2.3 Basis of Presentation (continued)

Foreign Currency Translation (continued)

Translation of subsidiary results into the presentation currency

The operating results and statements of financial position of the Company's subsidiaries which have the US dollar as a functional currency have been translated into Canadian dollars as follows:

i) Assets and liabilities are translated at the closing rate at the date of the statement of financial position;

ii) Revenue and expenses are translated at the average exchange rates, unless there is significant fluctuation in the exchange rates. In that case revenue and expenses are translated at the exchange rate at the date of transaction, except depreciation, depletion, and amortization, which are translated at the exchange rates applicable to the related assets;

iii) All resulting translation exchange differences are recognized in other comprehensive income.

When a foreign operation is disposed of, the cumulative amount of the exchange differences recognized in other comprehensive income and accumulated in the separate component of equity relating to that foreign operation shall be recognized in profit or loss when the gain or loss on disposal is recognized.

2.4 Significant Accounting Estimates and Judgments

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

There have been no material revisions to the nature and amount of judgments or estimates as reported in the Company's audited consolidated financial statements for the year ended December 31, 2018.

3.   CAPITAL MANAGEMENT

The Company's capital management goals are to: ensure there are adequate capital resources to safeguard the Company's ability to continue as a going concern; maintain sufficient funding to support the acquisition, exploration, and development of mineral properties and exploration and evaluation activities; maintain investors' and market confidence; and provide returns and benefits to shareholders and other stakeholders.

The Company's working capital surplus as of September 30, 2019 was $5,924,160 (December 31, 2018 - $7,335,491 working capital surplus). The Company's capital structure is adjusted based on the funds available to the Company such that it may continue exploration and development of its properties for the mining of minerals that are economically recoverable.  The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

3.   CAPITAL MANAGEMENT (continued)

The Company's properties are in the exploration and development stage and, as a result, the Company currently has no source of operating cash flow. The Company intends to raise such funds as and when required to complete its projects.  There is no assurance that the Company will be able to raise additional funds on reasonable terms.  The only sources of future funds presently available to the Company are through the exercise of outstanding stock options or warrants, the sale of equity capital of the Company or the sale by the Company of an interest in any of its properties in whole or in part.  The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the period ended September 30, 2019.  The Company is not subject to externally imposed capital restrictions.

Please refer to "Note 19 - Subsequent events" for details on the Company's recent financings.

4.   FINANCIAL INSTRUMENTS

All financial instruments are initially measured at fair value plus or minus transaction costs (in case of a financial asset or financial liability not at fair value through profit or loss). Subsequent measurements are designed either at amortized costs or fair value (gains and losses are either recognized in profit or loss (fair value through profit or loss, FVTPL) or recognized in other comprehensive income (fair value through other comprehensive income, FVTOCI).

Fair Value

The Company has designated its cash and cash equivalents and derivative instruments as FVTPL, which are measured at fair value.  Trade and other payables and due to related parties are classified for accounting purposes as financial liabilities measured at amortized cost, which also equals fair value, due to the short-term nature of those items. The Company's receivables and restricted cash are recorded at amortized cost. The Company's promissory note payable is recorded using effective interest rate method. Fair values of trade and other payables and due to related parties are determined from transaction values which were derived from observable market inputs.  Fair values of other financial assets are based on current bid prices at the balance sheet date.

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

4.   FINANCIAL INSTRUMENTS (continued)

The Company's financial instruments are accounted for as follows under IFRS 9:

FINANCIAL ASSETS:	CLASSIFICATION
Cash and cash equivalents	FVTPL
Derivative assets	FVTPL
Receivables	Amortized cost, less any impairment
Restricted cash, long-term	Amortized cost, less any impairment

FINANCIAL LIABILITIES:	CLASSIFICATION
Trade and other payables	Other financial liabilities, measured at amortized cost
Derivative liabilities	FVTPL
Due to related parties	Other financial liabilities, measured at amortized cost
Promissory note payables	Other financial liabilities, measured at amortized cost

    The following table summarizes the Company's financial instruments as at September 30, 2019:

	Level	September 30, 2019	December 31, 2018
FINANCIAL ASSETS:

Cash and cash equivalents	1	$ 14,384,015	$ 15,420,540

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

i) Credit Risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations.  The credit risk is attributable to various financial instruments, as noted below.  The credit risk is limited to the carrying value amount carried on the balance sheet.

a. Cash and cash equivalents - Cash and cash equivalents are held with major Canadian and U.S. banks and therefore the risk of loss is minimal.

b. Receivables - The Company is not exposed to significant credit risk as its receivables are insignificant.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

4.    FINANCIAL INSTRUMENTS (continued)

ii) Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they become due. As September 30, 2019, the Company had a working capital surplus of $5,924,160 (December 31, 2018 - $7,335,491 working capital surplus).  The Company intends on securing further financing to ensure that the obligations are properly discharged.  There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company.  If additional financing is raised by the issuance of shares from the treasury of the Company, control of Integra may change, and shareholders may suffer additional dilution.  If adequate financing is not available, the Company may be required to delay, reduce the scope of, or eliminate one or more exploration activities or relinquish rights to certain of its interests.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit some or all of its interests and reduce or terminate its operations therein.

Please refer to "Note 19 - Subsequent events" for details on the Company's recent financings.

iii) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, commodity prices and/or stock market movements (price risk).

a. Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with a chartered Canadian and US financial institutions. The Company considers this risk to be immaterial.

b. Foreign Exchange Risk

The Company is exposed to currency fluctuations. The Company raises funds in Canadian dollars, but a significant portion of its activities are incurred in the US. This relationship between the Canadian and the US dollar will impact the Company's financial statements regularly. To manage this risk, the Company regularly holds certain foreign currency amounts. To mitigate its exposure to the exchange rates fluctuation, the Company enters into forward contracts from time to time. The Company did not have any derivative assets or derivative liabilities as September 30, 2019.

5.   CASH AND CASH EQUIVALENTS

The balance at September 30, 2019 consists of $14,384,015 cash (December 31, 2018 - cash $15,420,540) on deposit with major Canadian and US banks.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

6.  RECEIVABLES, PREPAID EXPENSES, AND DEPOSITS

Receivables and Prepaid Expenses As at	September 30, 2019	December 31, 2018
Receivables	$75,207	$87,672
Prepaid expenses	592,528	415,122
Total receivables and prepaid expenses	$667,735	$502,794

Long-Term Deposits As at	September 30, 2019	December 31, 2018
Long-term security deposit (Head- office lease)	$21,121	$23,646
Long-term deposit (EM Strategies)	-	409,260
Total Long-Term Deposits	$21,121	$432,906

At September 30, 2019 and December 31, 2018, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables and long-term deposits. The Company holds no collateral for any receivable amounts outstanding as at September 30, 2019 and December 31, 2018.

Long-term deposit as of December 31, 2018 in the amount of $409,260 was related to a third-party consultant who previously managed the water treatment and the environmental monitoring at the DeLamar site ("EM Strategies"). The Company assumed the site water treatment management and environment monitoring on May 1, 2019. As a result, $397,290 (US$300,000) (December 31, 2018 - $409,260 (US$300,000)) was released to the Company on May 13, 2019.

7.   RESTRICTED CASH

The Company's restricted cash at September 30, 2019 consists of $1,961,051 (December 31, 2018 - $2,267,778) in long-term restricted cash.

The long-term restricted cash includes $1,937,954 (US$1,463,380) (December 31, 2018 - $1,974,856 (US$1,447,629)) in cash collateral for surety bonds held as a security for the Company's reclamation and remediation obligations (see Note 15) and $23,097 (December 31, 2018 - $16,586) long-term credit cards security deposit.

The December 31, 2018 long-term restricted cash balance of $2,267,778 also included $276,336 (US$202,563) related to the deposit placed into an escrow account for EM Strategies, a third-party consultant who previously managed the water treatment and the environmental monitoring at the DeLamar site. The Company assumed those activities in May 2019, and the deposit was released to the Company on April 30, 2019.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

8.   PROPERTY, PLANT AND EQUIPMENT

	Computers and software	Office furniture and equipment	Vehicles	Buildings, well, road, and buildings improvements	Equipment	Total
Balance at December 31, 2017	$53,404	$-	$-	$4,140	$18,694	$76,238
Additions	70,132	52,495	30,545	315,814	304,804	773,790
Depreciation	(28,850)	(8,855)	(2,724)	(6,370)	(40,967)	(87,766)
Translation difference	5,527	(32)	(144)	113	(529)	4,935
Balance at December 31, 2018	$100,213	$43,608	$27,677	$313,697	$282,002	$767,197
Additions (adjustments)	77,099	(750)	46,952	-	21,929	145,230
Depreciation	(42,237)	(7,500)	(12,313)	(19,473)	(48,403)	(129,926)*
Translation difference	(1,603)	(198)	(764)	(7,065)	(8,068)	(17,698)
Balance at September 30, 2019	$133,472	$35,160	$61,552	$287,159	$247,460	$764,803

*Total depreciation expense of $137,287 shown on the statement of operations and comprehensive loss includes $7,361 related to the staff house depreciation, reported in the exploration and evaluation assets.

Carrying amounts

December 31, 2017	$53,404	$-	$-	$4,140	$18,694	$76,238
December 31, 2018	$100,213	$43,608	$27,677	$313,697	$282,002	$767,197
September 30, 2019	$133,472	$35,160	$61,552	$287,159	$247,460	$764,803

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

9.   LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The right-of-use assets are depreciated in accordance with the depreciation requirements of IAS 16 Property, Plant and Equipment. The Company's right-of-use assets are depreciated on a straight-line basis, over the lease term.

IFRS 16 implementation details and the applicable calculations are reported in the Company's audited consolidated financial statements for the year ended December 31, 2018.

A summary of the changes in right-of-use assets for the nine-months ended September 30, 2019 and the year ended December 31, 2018 is as follows:

	Head office rent (5-year term)	Vehicles (3-year term)	Total
Balance, December 31, 2017	$-	$-	$-
Present value of future lease payments	1,063,424	86,878	1,150,302
Paid up-front	74,154	6,125	80,279
Total right-of-use assets at initial recognition	1,137,578	93,003	1,230,581
Depreciation	(208,556)	(8,417)	(216,973)
Balance, December 31, 2018	$929,022	$84,586	$1,013,608
Additions	6,616	-	6,616
Depreciation	(170,637)	(22,571)	(193,208)
Translation differences	-	(2,474)	(2,474)
Balance, September 30, 2019	$765,001	$59,541	$824,542

As the rate implicit in the lease cannot be readily determined, the Company applied an average incremental borrowing rate. The Company used an 8.5% discount rate to calculate the present value of its lease payments. Subsequently, the initial lease liabilities are reduced by the applicable payments.

A summary of the changes in capital lease liabilities for the nine-months ended September 30, 2019 and the year ended December 31, 2018 is as follows:

	Head office rent	Vehicles	Total Capital Lease Liability
Balance, December 31, 2017	$-	$-	$-
Short-term capital liability at initial recognition	212,685	28,960	241,645
Long-term capital liability at initial recognition	924,893	64,044	988,937
Payments	(174,441)	(12,847)	(187,288)
Balance, December 31, 2018	$963,137	$80,157	$1,043,294
Payments	(123,978)	(19,080)	(143,058)
Translation differences	-	(2,344)	(2,344)
Balance, September 30, 2019	$839,159	$58,733	$897,892

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

9.   LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

Carrying capital lease liability amounts and the interest expense changes are as follows:

	Current capital lease liability	Carrying long-term capital lease liability	Total capital lease liability	Interest expenses
Balance, December 31, 2017	$-	$-	$-	$-
December 31, 2018	$241,645	$801,649	$1,043,294	$95,545
Balance, September 30, 2019	$240,798	$657,094	$897,892	$67,490

The Company subleased a portion of its head office to three companies for a total of $64,500 in the current nine-month period (September 30, 2018 - $Nil). The income is recognized in the statement of operations and comprehensive loss, under the "Rent income - sublease".

Operating Leases

The Company elected not to capitalize its short-term rent agreements (related to its Reno office space and equipment rentals). For the nine-month period ended September 30, 2019, the Company expensed $69,677 (September 30, 2018 - $15,996) related to the short-term office rent agreements ($33,925 - included  in Office and site administration expenses) and its equipment rent agreements ($35,752 - included in Exploration and evaluation expenses). As September 30, 2019, the Company's short-term lease commitment was $208,990 (December 31, 2018 - $32,252).

10. EXPLORATION AND EVALUATION ASSETS

The DeLamar Project consists of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits, located in the heart of the historic Owyhee County mining district in south western Idaho.

DeLamar Gold and Silver Deposit

On November 3, 2017, the Company acquired 100% of interest in Kinross DeLamar Mining Company, a wholly-owned subsidiary of Kinross Gold Corporation ("Kinross"), which owned the DeLamar Deposit for $7.5mm in cash and the issuance of 5,545,987 common shares of the Company that is equal to 9.9% of all of the issued and outstanding shares of the Company upon closing of the October 2017 $27.3mm financing. The Company paid $3.0mm cash at closing of the acquisition transaction and issued a $4.5mm promissory note, which was originally due in May 2019.

In February 2019 the maturity date of the promissory note was extended to November 3, 2019, and the promissory note was paid in full on October 31, 2019 (see Note 19 - Subsequent events). The 5,545,987 common shares issued were valued at $4,714,089 on the closing date.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

Florida Mountain Gold and Silver Deposit

Integra executed in December 2017 Purchase and Sale Agreements with two private entities (Empire and Banner) to acquire patented claims in the past-producing Florida Mountain Gold and Silver Deposit ("Florida Mountain") for a total consideration of US$2mm (C$2.6mm) in cash. The Company completed the purchase of the Florida Mountain Empire claims in January 2018 and paid US$1.6mm (C$2.1mm) at closing. The Company completed the acquisition of the Florida Mountain Banner claims in the second quarter of 2018 and paid US$0.4mm (C$0.5mm) at closing.

War Eagle Gold-Silver Deposit

In December 2018, the Company has entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties Inc. ("Ely Gold") to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver Deposit ("War Eagle") situated in the DeLamar District, southwestern Idaho. Upon exercise of the option, Nevada Select will transfer its right, title and interest in the State Lease, subject to a 1.0% net smelter royalty on future production from the deposit payable to Ely Gold, to DeLamar Mining. Under the option agreement, Integra will pay Nevada Select US$200,000 over a period of four years in annual payments, as per the following schedule:

  US$20,000 cash at execution of the option agreement (C$27,284 - paid in December 2018);
  US$20,000 cash on the six-month anniversary (C$26,486 - paid in June 2019);
  US$30,000 cash on the one-year anniversary;
  US$30,000 cash on the second anniversary;
  US$30,000 cash on the third anniversary; and
  US$70,000 cash on the fourth anniversary.

Integra has the right to accelerate the payments and exercise of the option at anytime prior to the fourth-year anniversary. The State Lease is subject to an underlying 5.0% gross royalty payable to the State of Idaho.

In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750m north of the State Lease.

Black Sheep District

The Company staked a number of the Black Sheep claims in 2018. The staking was completed in early 2019.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration and Evaluation Assets Summary:

Total
Balance at December 31, 2017	$59,335,430
Land acquisitions	2,776,147
Claim Staking	269,633
Technical due diligence	56,801
Legal expenses	321,520
Title review and environment	42,188
Other expenses	11,337
Promissory note interest accretion expenses	361,095
Reclamation adjustment	(9,972,051)
Depreciation*	(11,751)
Translation difference**	5,188,598
Total	58,378,947
Advance minimum royalty	43,245
Balance at December 31, 2018	58,422,192
Land acquisitions/option payments	26,486
Claim Staking	197,060
Legal expenses	1,401
Promissory note interest accretion expenses	87,365
Depreciation*	(7,332)
Translation difference**	(1,708,727)
Total	57,018,445
Advance minimum royalty	26,286
Balance at September 30, 2019	$57,044,731

*A staff house building with a fair market value of US$187,150 (C$247,843) has been included in the DeLamar property. This building is being depreciated.

**December 31, 2017 closing balance of US$47,298,071 (C$59,335,430), translated to C$ with the December 31, 2018 exchange rate equals to $64,524,028, resulting in a $5,188,598 translation difference; December 31, 2018 closing balance of US$42,825,239 (C$58,422,192), translated to C$ with the September 30, 2019 exchange rate equals to $56,713,465, resulting in a $1,708,727 translation difference.

The Company spent $8,812,386 in exploration and evaluation activities during the nine-month period ended September 30, 2019 (September 30, 2018 - $7,672,460).

The following tables outline the Company's exploration and evaluation expense summary for the nine-month periods ended September 30, 2019 and 2018:

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

September 30, 2019	DeLamar deposit	Florida Mountain deposit	Other deposits	Joint expenses	Total
Contract drilling	$2,092,342	$1,495,634	$-	$-	$3,587,976
Other drilling labour & related costs	1,672,214	529,276	11,780	-	2,213,270
Other exploration expenses*	161,060	139,022	187,236	487,165	974,483
Land**	101,499	8,904	17,892	278,319	406,614
Permitting	-	-	-	60,729	60,729
Metallurgy test work	-	-	-	701,015	701,015
Technical reports and studies	-	-	-	730,510	730,510
Community, safety & other	-	-	-	137,789	137,789
Total	$4,027,115	$2,172,836	$216,908	$2,395,527	$8,812,386

*Includes mapping, IP, sampling, etc. expenses

**Includes compliance, consulting, property taxes, legal, etc. expenses

September 30, 2018	DeLamar deposit	Florida Mountain deposit	Other deposits	Joint expenses	Total
Contract drilling	$3,287,045	$759,152	$-	$-	$4,046,197
Other drilling labour & related costs	2,176,957	385,750	-	-	2,562,707
Other exploration expenses*	292,234	1,931	-	101,274	395,439
Land**	132,641	121,425	-	199,548	453,614
Permitting	-	-	-	7,573	7,573
Metallurgy test work	-	-	-	18,307	18,307
Technical reports and studies	-	-	-	126,118	126,118
Community, safety & other	-	-	-	62,505	62,505
Total	$5,888,877	$1,268,258	$-	$515,325	$7,672,460

*Includes mapping, IP, sampling, etc. expenses

**Includes compliance, consulting, property taxes, legal, etc. expenses

11. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Related parties include the Board of Directors and officers and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

As September 30, 2019, $218,111 (December 31, 2018 - $473,970) was owed to related parties, for payroll expenses, consulting fees, and other expenses.  Due from related parties as September 30, 2019 amounted to $10,659 (December 31, 2018 - $40,053) and was recorded in receivables, related to rent and office expenses.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION (continued)

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

Remuneration attributed to executives and directors for the nine-month periods ended September 30, 2019 and 2018 were as follows:

	September 30, 2019	September 30, 2018
Short-term benefits*	$961,796	$713,939
Associate companies**	(32,962)	(52,346)
Stock-based compensation	736,475	823,205
Total	$1,665,309	$1,484,798

*Short-term employment benefits include salaries and consulting fees for key management.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

12. TRADE AND OTHER PAYABLES

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and amounts payable for operating and financing activities.  The usual credit period taken for trade purchases is between 30 to 90 days. The majority of the Company's payables relates to drilling and exploration expenditures, legal and office expenses, and consulting fees.

The following is an aged analysis of the trade and other payables:

As at	September 30, 2019	December 31, 2018
<30 days	$1,529,579	$1,099,682
31 - 60 days	11,752	143
61 - 90 days	8,024	-
>90 days	-	288
Total Accounts Payable	1,549,355	1,100,113
Accrued Liabilities	430,623	104,401
Total Trade and Other Payables	$1,979,978	$1,204,514

Accrued liabilities at September 30, 2019 and December 31, 2018 include accruals for project exploration and development expenditures, payroll, professional services, and office expenses.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

13. PROMISSORY NOTE LIABILITY

In November 2017, the Company acquired the DeLamar Gold and Silver Project for $7.5mm in cash, of which $3.0mm cash was paid at the closing of the transaction and $4.5mm is due 18 months post closing of the acquisition (May 2019). The Company issued a non-interest bearing promissory note in the amount of $4.5mm. Management's estimate of the market interest rate for the debt was 8.5%. The determination of the fair value of the promissory note required management to use judgment, including management's estimate of a market interest rate. 25% of DeLamar's shares were pledged as security for the promissory note and were guaranteed by Integra Holdings U.S. Inc. In February 2019 the maturity date of the promissory note was extended from May 3, 2019 to November 3, 2019 and the calculation has been adjusted accordingly.

As at	September 30, 2019	December 31, 2018
Principal amount	$4,500,000	$4,500,000
Discount on promissory note, net of accretion	(34,067)	(122,026)
Carrying value of promissory note payable	$4,465,933	$4,377,974

The Company repaid its $4.5 million promissory note on October 31, 2019. This payment represents payment in-full for all amounts owing under the Promissory Note and all obligations under the agreement with Kinross USA have been fully performed. As a result, Kinross USA has released its pledge on 25% of the shares of DeLamar Mining Company.

14. COMMITMENTS AND CONTINGENCIES

 Net Smelter Return

A portion of the DeLamar Project is subject to a 2.5% NSR payable to Kinross. The NSR will be reduced to 1% once Kinross has received a total cumulative royalty payment of C$10 million.

Advance Minimum Royalties, Land Access Lease Payments, and Annual Claim Filings

The Company is required to make property rent payments related to its mining lease agreements with landholders, in the form of advance minimum royalties ("AMR"). There are multiple third-party landholders, and the royalty amounts due to each of them over the life of the Project varies with each property. The Company's AMR obligation is expected to amount to approximately US$90,000 (C$119,187) in 2019 (December 31, 2018 - US$31,700 (C$43,245)), of which US$19,850 (C$26,286) has been paid in the current nine-month period ended September 30, 2019. The Company was obligated to pay land access lease payments and IDL rent payments of US$82,232 (C$108,900) in 2019 (December 31, 2018 - US$77,816 (C$106,157)), which was paid in full in the current nine-month period.  The Company's obligation for BML claim fees amounted to US$166,730 (C$220,801) in 2019 (December 31, 2018 - US$87,305 (C$119,101)), which was paid in full in the current nine-month period. The AMR, annual land lease payments, IDL rent payments, and BLM payments are greater in 2019 than in 2018 as the Company significantly increased its land package since acquiring the asset in late 2017.

15. RECLAMATION AND REMEDIATION LIABILITIES

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. The site has been reclaimed by the former owner, Kinross, and the Company's environmental liabilities consist of water treatment and environmental monitoring costs.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

15. RECLAMATION AND REMEDIATION LIABILITIES (continued)

The reclamation and remediation obligation represent the present value of the water treatment and environmental monitoring activities expected to be completed over the next 70 years. The cost projection has been prepared by an independent third party with expertise in mining site reclamation. Water treatment costs could be reduced in the event that mining at DeLamar resumes in the future. The Company's cost estimates do not currently assume any future mining activities. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability.

These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual water treatment and environmental monitoring costs will ultimately depend upon future market prices for the required activities that will reflect market conditions at the relevant time.

In 2018, the Company reviewed and revised some of its December 31, 2017 reclamation assumptions and estimates. The discount rate used in estimating the site restoration cost obligation increased from 2.74% to 3.02% for the year ended December 31, 2018, to reflect a 30-year treasury yield curve rates change. The inflation rate used range between 2.0% and 2.3% for the year ended December 31, 2018 (2.3% to 2.5% for the year ended December 31, 2017), to reflect a decrease in long term inflation estimates. The projected expenses related to future water treatment and environmental monitoring activities are also expected to decrease due to the transition of services from EM Strategies to DeLamar Mining Company. There were no changes to the market risk premium (2.5% for the second and third year and 5% for the fourth year and thereafter) and in reclamation assumptions and estimates during the nine-month period ended September 30, 2019.

These changes resulting from the reclamation assumptions revision are recognized as a decrease in the carrying amount of the reclamation liability and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset (see Note 10).

The following table details the changes in the reclamation and remediation liability.  As at September 30, 2019, the current portion of the reclamation and remediation obligation of $2,222,770 represents the total estimated water treatment and environmental monitoring costs to be incurred from January 1, 2019 to December 31, 2019. The Company has incurred $1,695,223 in expenses during the first nine months of 2019.

Water Treatment and Environmental Monitoring	$
Liability balance at December 31, 2017	48,767,928
Reclamation spending	(2,364,788)
Accretion expenses	1,380,172
Reclamation adjustment	(9,972,051)
Translation difference	4,337,439
Liability balance at December 31, 2018	42,148,700
Reclamation spending	(1,695,223)
Accretion expenses	930,175
Translation difference	(1,236,191)
Balance at September 30, 2019	40,147,461
Current portion at September 30, 2019	2,222,770
Non-current portion at September 30, 2019	37,924,691

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

15. RECLAMATION AND REMEDIATION LIABILITIES (continued)

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations.

The Company's reclamation and remediation bonds as of September 30, 2019 amount to US$2.9mm (C$3.9mm).

Reclamation and remediation bonds	September 30, 2019	December 31, 2018
	C$	US$	C$	US$
Idaho Department of Lands	3,697,616	2,792,129	3,791,015	2,778,929
Idaho Department of Environmental Quality	132,430	100,000	136,420	100,000
Bureau of Land Management - Idaho State Office	68,202	51,500	70,256	51,500
Total	$3,898,248	$2,943,629	$3,997,691	$2,930,429

Subsequent to the current nine-month period ended September 30, 2019, an additional reclamation bond in the amount of US$25,200 (C$33,372) has been placed with the Idaho Department of Lands.

The Company's reclamation and remediation obligations are secured with surety bonds. These surety bonds have a 50% cash collateral requirement and are subject to a 2.5% management fee (see Note 7 - Restricted cash for further details).

16. SHARE CAPITAL

Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.  As at September 30, 2019, the total issued and outstanding common shares is 91,798,207 (December 31, 2018 - 77,307,511).

Activity during the nine-month period ended September 30, 2019

On August 16, 2019, the Company completed a non-brokered offering of 14,490,696 special warrants at an issue price of $0.86 per special warrant for gross proceeds of $12,461,999. The Company paid $223,560 to certain finders and $201,164 for various other expenses (legal, filing, and consulting) in connection with the non-brokered offering. The special warrants were converted into 14,490,696 free trading common shares, for no additional consideration on August 27, 2019 (12,046,510 common shares) and August 30, 2019 (2,444,186 common shares).

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

16. SHARE CAPITAL (continued)

Activity during the year ended December 31, 2018

On March 15, 2018, 44,837 broker warrants related to the Company's October 2017 financing have been exercised at a price of $0.85 for total proceeds of $49,054.

On October 31, 2018, the Company completed a non-brokered offering of 6,867,600 special warrants at an issue price of $0.80 per special warrant for gross proceeds of $5,494,080. The Company paid $122,600 to certain finders and $94,973 for various other expenses (legal, filing, and consulting) in connection with the non-brokered offering. The special warrants were converted into 6,867,600 free trading common shares, for no additional consideration, on November 15, 2018.

On November 6, 2018, the Company closed a brokered offering of 14,375,000 common shares at an issue price of $0.80 per common share for gross proceeds of $11,500,000. The Company paid the agents an aggregate cash fee of $600,000. The Company also paid a finder's fee of $90,000 to a finder and $312,024 for various other expenses (legal, filing, and consulting) in connection with the offering.

Stock Options

The Company has an incentive stock option plan ("the Plan") whereby the Company can grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of stock options to acquire up to 10% of the Company's issued and outstanding capital. The Plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases.  As at September 30, 2019, the Company had 1,811,321 (December 31, 2018 - 812,251) options available for issuance.

The Plan provides that it is solely within the discretion of the Board to determine who would receive stock options and in what amounts. In no case (calculated at the time of grant) shall the Plan result in:

- The aggregate number of options granted in a 12-month period to any one individual exceeding 5% of the outstanding shares of the Company;

- The maximum number of options which may be reserved for issuance to insiders of the Company shall not exceed 10% of the outstanding shares of the Company;

- The maximum number of options which may be issued to any insider of the Company, together with any previously established or proposed share compensation arrangements, within a 12-month period shall not exceed 5% of the outstanding shares of the Company.

- The maximum number of options, which may be issued to insiders of the Company, together with any previously established or proposed share compensation arrangements within a 12-month period shall not exceed 10% of the outstanding shares of the Company.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

16. SHARE CAPITAL (continued)

Stock options (continued)

A summary of the changes in stock options for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 is as follows:

September 30, 2019			December 31, 2018
		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price
Outstanding at the beginning of period	6,918,500	$0.95	4,157,200	$1.00
Granted	575,000	1.06	2,903,500	0.88
Forfeited/Expired	(125,000)	0.95	(142,200)	1.11
Outstanding at the end of period	7,368,500	$0.96	6,918,500	$0.95

The following table provides additional information about outstanding stock options as September 30, 2019:

	No. of options outstanding	Weighted average remaining life (Years)	Exercise price	No. of options currently exercisable	Expiration date
	4,015,000		$1.00	1,705,001	November 3, 2022
	225,000		$1.28	75,000	February 1, 2023
	250,000		$1.18	166,667	February 28, 2023
	225,000		$0.87	75,000	August 29, 2023
	100,000		$0.87	33,333	September 10, 2023
	1,828,500		$0.80	133,333	November 23, 2023
	250,000		$0.80	83,333	December 13, 2023
	100,000		$0.87	-	January 11, 2024
	125,000		$0.86	-	January 16, 2024
	250,000		$1.31	83,333	September 16, 2024
Total	7,368,500	3.55	$0.96	2,355,000

Share-based payments - options

A summary of the changes in the Company's reserve for share-based payments for the nine-month periods ended September 30, 2019 and 2018 is set out below:

	September 30, 2019	September 30, 2018
Balance at beginning of period	$2,721,046	$1,143,382
Changes	1,045,271	1,132,118
Balance at the end of period	$3,766,317	$2,275,500

On September 16, 2019, the Company granted 250,000 to a new director, at an exercise price of $1.31 per share, with the expiry date September 16, 2024. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $185,439.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

16. SHARE CAPITAL (continued)

Share-based payments - options (continued)

On January 16, 2019, the Company granted 125,000 to a new employee, at an exercise price of $0.86 per share, with the expiry date January 16, 2024. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $61,402.

On January 11, 2019, the Company granted 200,000 to a new employee and a consultant, at an exercise price of $0.87 per share, with the expiry date January 11, 2024. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was originally calculated as $99,395 and adjusted to $49,698 due to 100,000 cancelled options.

On December 13, 2018, the Company granted 250,000 to a new director, at an exercise price of $0.80 per share, with the expiry date December 13, 2023. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $79,875.

On November 23, 2018, the Company granted 1,828,500 to its directors, officers and employees, at an exercise price of $0.80 per share, with the expiry date November 23, 2023. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $758,905.

On September 10, 2018, the Company granted 100,000 to a new employee, at an exercise price of $0.87 per share, with the expiry date September 10, 2023. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $53,794.

On August 29, 2018, the Company granted 225,000 to a new employee, at an exercise price of $0.87 per share, with the expiry date August 29, 2023. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $121,608.

On February 28, 2018, the Company granted 250,000 to a new director, at an exercise price of $1.18 per share, with the expiry date February 28, 2023. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $176,755.

On February 1, 2018, the Company granted 250,000 to a new employee and a consultant, at an exercise price of $1.28 per share, with the expiry date February 1, 2023. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was originally calculated as $194,619 and adjusted to $181,644 due to 25,000 cancelled options.

On November 3, 2017, the Company granted 4,150,000 to its directors, officers and employees, at an exercise price of $1.00 per share, with the expiry date November 3, 2022. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was originally calculated as $2,520,963 and adjusted to $2,466,292 due to 135,000 cancelled options.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

16. SHARE CAPITAL (continued)

Share-based payments - options (continued)

Total share-based payment included in the statements of operations and comprehensive loss and the statements of changes in equity in the nine-month period ended September 30, 2019 was $1,045,271 (September 30, 2018 - $1,132,118). The following assumptions were used for the Black-Scholes valuation of options granted during the nine-month periods ended September 30, 2019 and 2018:

	September 30, 2019	September 30, 2018
Dividend rate	0%	0%
Expected annualized volatility	67.50% - 67.59%	71.82% - 75.15%
Risk free interest rate	1.49% - 1.93%	2.03% - 2.23%
Expected life of options	5	5
Weighted average of strike price of options granted	$1.06	$1.09

Warrants

A summary of the changes in warrants to acquire an equivalent number of shares for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 is as follows:

September 30, 2019			December 31, 2018
		Weighted		Weighted
		Average		Average
	Warrants	Exercise	Warrants	Exercise
		price		price
Outstanding at the beginning of period	1,748,651	$0.85	1,793,488	$0.85
Granted	-	-	-	-
Expired*	(1,748,651)	0.85	(44,837)	0.85
Outstanding at the end of period	-	$-	1,748,651	$0.85

*On May 3, 2019, all outstanding broker warrants issued in conjunction with the October 2017 private placement expired un-exercised.

Share-based payments - warrants

A summary of the changes in the Company's reserve for warrants for the nine-month periods ended September 30, 2019 and 2018 is set out below:

	September 30, 2019	September 30, 2018
Balance at beginning of period	$833,058	$844,000
Changes	-	(10,942)
Balance at the end of period	$833,058	$833,058

The change of $10,942 in the period ended September 30, 2018 is related to 44,837 broker warrants exercised during the same period.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars)

17. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash activities conducted by the Company during the nine-month periods ended September 30, 2019 and 2018 are as follows:

Nine-month period ended September 30, 2019:

   Promissory note interest accretion                                                                                  87,365

Nine-month period ended September 30, 2018:

   Promissory note interest accretion                                                                              $255,227

18. NET INCOME (LOSS) PER SHARE

	September 30, 2019	September 30, 2018
Net loss for the period	$(14,215,249)	$(11,549,484)
Basic weighted average numbers of share outstanding (000's)	79,138	56,053
Diluted weighted average numbers of shares outstanding (000's)	79,138	56,053
Loss per share:
Basic	$(0.18)	$(0.21)
Diluted*	$(0.18)	$(0.21)

*Basic (loss) income per share is computed by dividing net (loss) income (the numerator) by the weighted average number of outstanding common shares for the period (the denominator). Options and warrants outstanding have been excluded from computing diluted earnings per share because they are anti-dilutive or not in the money.

19. SUBSEQUENT EVENTS

  The Company repaid its $4.5 million promissory note on October 31, 2019. This payment represents payment-in-full for all amounts owing under the promissory note and all obligations under the agreement with Kinross USA have been fully performed. As a result, Kinross USA has released its security on 25% of the shares of DeLamar Mining Company.
  The Company announced on November 14, 2019 a $6.6 million private placement of common shares with Coeur Mining (the "Strategic Placement"), at a price of $1.15 per share. The Company issued upon closing on November 25, a total of 5,760,236 common shares. The common shares issued in conjunction with the Strategic Placement are subject to a four month hold period from the date of issue. In connection with the investment, Coeur and Integra also entered into an Investor Rights Agreement.
  The Company announced on November 14, 2019 a $15.0 million public bought deal of common shares with a syndicate of underwriters (the "Public Offering"), at a price of $1.15 per share. The Public Offering was upsized to $22.0 million on November 15. The Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 15% of Public Offering common shares under the Public Offering at the issue price, exercisable in whole or in part at any time for a period ending 30 days from the closing of the Public Offering. In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the Public Offering will be approximately $25.3 million. The Company expects to issue 21,999,500 shares in conjunction with the Public Offering, if the over-allotment is exercised in full. The Public Offering is expected to close on or about December 4th, 2019.